

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2019

John A. Good
Chief Executive Officer
Jernigan Capital, Inc.
6410 Poplar Avenue, Suite 650
Memphis, Tennessee 38119

> **Re: Jernigan Capital, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 10, 2019**
> **File No. 333-231374**

Dear Mr. Good:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer Gowetski at 202-551-3401 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities